UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: December 7, 2020

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) will hold its Extraordinary Shareholders’ Meeting (the “Meeting”) on January 13, 2021 beginning at 2:30 pm CEST at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France.

In view of the governmental measures for the lockdown and prohibition of gatherings currently in force to fight against the Covid-19 epidemic, upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will exceptionally be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of article 4 of Ordinance no. 2020-321 of 25 March 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic, which application period has been extended and terms have been modified by the Ordinance no. 2020-1497 of 2 December 2020.

A decree extending and amending decree 2020-418 of 10 April 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic, is expected to be published in due course by the French government after expiration of the mandatory legal consultation period.

The description of the procedures which will allow shareholders to participate in the Shareholders’ Meeting notwithstanding these exceptional measures are included in the Notice in Exhibit 99.1.

The following document regarding the Company’s Meeting, which is attached as an exhibit hereto, is incorporated by reference herein. Additional information regarding the Meeting will be available to shareholders on the Company’s website, in the Investors & Media section (https://ir.genfit.com/financial-information/shareholders-meeting).

EXHIBIT LIST

Exhibit	Description

99.1	Amended Notice of Shareholders’ Meeting, dated December 7, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: December 7, 2020	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer